Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

of BELLUS Health Inc.

We consent to the incorporation by reference in the Registration Statement (No. 333-261632 and 333-251329) on Form F-10 and (No. 333-233922 and 333-238274) on Forms S-8 of BELLUS Health Inc. of our report dated February 23, 2022, on the consolidated financial statements, which comprise the consolidated statements of financial position as of December 31, 2021 and 2020, the related consolidated statements of loss and other comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2021 and 2020, and the related notes, which report is included in the annual report on Form 40-F of BELLUS Health Inc. for the fiscal year ended December 31, 2021, and further consent to the use of such report in such annual report on Form 40-F.

/s/ KPMG LLP

Montréal, Canada

February 23, 2022